United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

3Q26 performance report dates Rio de Janeiro, October 1, 2026 - Vale SA1 (“Vale” or the “Company”) invites investors and other market participants to attend the release of its third quarter 2026 (3Q26) results, according to the schedule below. 3Q26 results release: Date: October 29, 2026 (Thursday) Time: After market close Starting in 3Q26, Vale will consolidate its operational, sales, and financial information in the Performance Report. As part of this evolution, information previously released in a separate Production and Sales Report will be integrated into this report, providing the market with a more complete and integrated view of the Company's results. The release of financial statements remains unchanged. Conference call/webcast: Date: October 30, 2026 (Friday) Time: 11h00 (Brasília) | 10h00 (New York) | 14h00 (London) The webcast will be held in English, with simultaneous translation into Portuguese. Access information will be provided closer to the date on our Investor Relations website: www.vale.com/investors. For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 1 Tickers VALE3 (B3) and VALE (NYSE). Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 1, 2026		Director of Investor Relations